Exhibit (a) (11)
CANADIAN TAKE-OVER BID CIRCULAR

This bid is made in Canada for securities of a U.S. issuer in accordance with U.S. federal securities laws. Securityholders should be aware that the U.S. requirements applicable to the bid may differ from those of all the provinces and territories of Canada.

All of the directors and officers of the offeror and all of the experts named in this bid circular reside outside of Canada. All of the assets of these persons and of the offeror may be located outside of Canada. The offeror has appointed Fraser Milner Casgrain LLP, 42nd Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1B2, as its agent for service of process in Canada, but it may not be possible for securityholders to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce against the offeror, its directors and officers and the experts named in this bid circular judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
inSilicon Corporation
at
US$4.05 Net Per Share
by
Ferrite Acquisition Corp.,
a wholly owned subsidiary of
Synopsys, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 4, 2002, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES OF INSILICON COMMON STOCK THAT, TOGETHER WITH THE SHARES OF INSILICON COMMON STOCK THEN OWNED BY FERRITE ACQUISITION CORP. (THE “PURCHASER”) AND SYNOPSYS, INC. (IF ANY), REPRESENT A MAJORITY OF ALL THEN OUTSTANDING SHARES OF INSILICON COMMON STOCK, CALCULATED ON A FULLY DILUTED BASIS INCLUDING ALL SHARES OF INSILICON COMMON STOCK ISSUED OR ISSUABLE UPON THE REDEMPTION OF THE EXCHANGEABLE PREFERRED STOCK OF INSILICON CANADA LTD. AND THE EXERCISE OF ALL THEN OUTSTANDING OPTIONS TO PURCHASE SHARES OF INSILICON COMMON STOCK, OTHER THAN OPTIONS WITH A PER SHARE EXERCISE PRICE THAT IS GREATER THAN US$4.05, AND (B) THE TERMINATION OR EXPIRATION OF ANY WAITING PERIOD UNDER THE U.S. HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, APPLICABLE TO THE PURCHASE OF SHARES OF INSILICON COMMON STOCK PURSUANT TO THE OFFER. THIS OFFER IS ALSO SUBJECT TO OTHER IMPORTANT TERMS AND CONDITIONS. SEE SECTION 13 OF THE OFFER TO PURCHASE—“CERTAIN CONDITIONS OF THE OFFER.”

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

In addition, no securities regulatory authority of any province or territory of Canada has expressed an opinion about this transaction or the information contained in this document and it is an offence to claim otherwise.

Securities legislation in certain of the provinces and territories of Canada provides securityholders of the offeree issuer with, in addition to any other rights they may have at law, remedies for rescission or, in some jurisdictions, damages if a circular or notice that is required to be delivered to such securityholder contains a misrepresentation or is not delivered to the securityholder, provided that such remedies for rescission or damages are exercised by the securityholder within the time limit prescribed by the securities legislation of the securityholder’s province or territory. The securityholder should refer to the applicable provisions of the securities legislation of the securityholder’s province or territory for particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to securityholders under U.S. law; securityholders may wish to consult with a U.S. legal adviser for particulars of these rights.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax consequences generally applicable to a holder of shares of inSilicon common stock who disposes of shares of inSilicon common stock pursuant to the Offer or pursuant to the transactions described under Section 12 of the Offer to Purchase “Purpose of the Offer; Plans for inSilicon; The Merger Agreement; The Tender and Voting Agreements.” This summary is based upon the current provisions of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the regulations thereunder, advice the Purchaser has received from legal counsel regarding the current published administrative and assessing practices of the Canada Customs and Revenue Agency (“CCRA”) and the proposed amendments to the Canadian Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is generally applicable to a holder of shares of inSilicon common stock who, for purposes of the Canadian Tax Act, is resident or deemed to be resident in Canada, holds the shares of inSilicon common stock as capital property, and who deals at arm’s length with the Purchaser at all relevant times up to and including the completion of the offer or the merger.

Shares of inSilicon common stock will generally constitute capital property to a holder unless the holder of the shares is a trader or dealer in respect of the shares of inSilicon common stock, has acquired the shares of inSilicon common stock in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the “mark-to-market” rules within the meaning of the Canadian Tax Act. This summary is therefore not applicable to such stockholders.

This discussion does not apply to a holder with respect to whom inSilicon is a foreign affiliate within the meaning of the Canadian Tax Act.

For purposes of the Canadian Tax Act, all amounts relating to the disposition of the shares of inSilicon common stock, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the time such amounts arise. In computing a holder’s liability for tax under the Canadian Tax Act, any cash amounts received by a holder in U.S. dollars must be converted in the Canadian dollar equivalent.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, holders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of their disposing of their shares of inSilicon common stock having regard to their particular circumstances.

The Offer

A holder who sells shares of inSilicon common stock in the Offer will recognize a capital gain (or capital loss) in respect of the disposition of the shares of inSilicon common stock to the extent that the cash proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the total adjusted cost base of the shares of inSilicon common stock to the holder.

Taxation of Capital Gains and Capital Losses

A holder will be required to include in income for the taxation year in which the sale occurs one-half of any such capital gain and, subject to certain specific rules in the Canadian Tax Act, will generally be able to deduct one-half of the amount of any such capital loss against taxable capital gains realized by the holder in the same taxation year, in any of the three preceding taxation years or in any subsequent taxation year.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act.

A holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

The Merger

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2002, by and among Synopsys, the Purchaser and inSilicon pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into inSilicon, with inSilicon surviving the Merger as a wholly owned subsidiary of Synopsys. As a result of the Merger, each outstanding share of inSilicon common stock (other than shares owned by Synopsys, the Purchaser, inSilicon or any subsidiary of Synopsys or inSilicon, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per share paid pursuant to the Offer in cash, without interest thereon.

Each share of inSilicon common stock of a holder that is not tendered in the Offer and that is converted in connection with the Merger into cash equal to the price per share paid pursuant to the Offer, without interest thereon, as described under Section 12 of the Offer to Purchase—“Purpose of the Offer; Plans for inSilicon; The Merger Agreement; The Tender and Voting Agreements,” will be subject to the same tax consequences, as described above under the heading, “The Offer.”

Where a holder does not tender his shares of inSilicon common stock in the Offer and complies in all respects with the appraisal rights provisions of section 262 of the Delaware General Corporation Law, the holder would recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition received for such shares of inSilicon common stock, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the shares of inSilicon common stock so disposed. The taxation of capital gains and capital losses is described above under the subheading, “Taxation of Capital Gains and Capital Losses.” Any court awarded interest must be fully included in computing the holder’s income. Holders who fail to perfect, or otherwise withdraw or lose their rights to appraisal will be subject to the same tax consequences, as described above under the heading, “The Offer.”

Foreign Property Reporting Information

A holder of shares of inSilicon common stock who is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property,” including the shares of inSilicon common stock, at any time in the year or fiscal period exceeds Cdn 100,000 will be required to file an information return for the year or period disclosing prescribed information, including the holder’s cost amount, any dividends received in the year or period, and any gains or losses realized in the year or period, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a “specified Canadian entity.” A holder of shares of inSilicon common stock should consult his own advisors about whether he must comply with these rules.

CERTIFICATE OF FERRITE ACQUISITION CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2002.

/s/ CHI-FOON CHAN	/s/ ROBERT B. HENSKE	/s/ STEVEN K. SHEVICK
(Signed) Chi-Foon Chan President and Chief Executive Officer	(Signed) Robert B. Henske Vice President and Treasurer	(Signed) Steven K. Shevick Vice President and Secretary

On behalf of the board of directors

/s/    ROBERT B. HENSKE
(Signed) Robert B. Henske
Sole Director